                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT

                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                          FRIEDE GOLDMAN HALTER, INC.

(Mark One):
   __X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the fiscal year ended December 31, 2000
                                      OR

   _____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the transition period from _________ to ________

Commission file number 0-22595

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     FRIEDE GOLDMAN INTERNATIONAL, INC.-401(K) RETIREMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     FRIEDE GOLDMAN HALTER, INC.
     13085 Industrial Seaway Road
     Gulfport, Mississippi  39503

                    FRIEDE GOLDMAN INTERNATIONAL,INC.-401(K) RETIREMENT PLAN

                    Financial Statements as of December 31, 2000 and 1999 and for each of the years ended December 31, 2000 and 1999; Supplemental Schedules as of and for the Year Ended December 31, 2000; and Independent Auditors' Report

                           Financial Statements and
                             Supplemental Schedule

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                    Years ended December 31, 2000 and 1999
                      with Report of Independent Auditors

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                           Financial Statements and
                             Supplemental Schedule

                     Years ended December 31, 2000 and 1999



                                   Contents

Report of Independent Auditors............................................ 1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................... 2
Statements of Changes in Net Assets Available for Benefits................ 3
Notes to Financial Statements............................................. 4


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)........... 9

                        Report of Independent Auditors


The Administrative Committee
Friede Goldman International, Inc. 401(k) Retirement Plan


We have audited the accompanying statements of net assets available for benefits of Friede Goldman International, Inc. 401(k) Retirement Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



New Orleans, Louisiana
June 28, 2001

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                Statements of Net Assets Available for Benefits


                                                                                     December 31
                                                                               2000              1999
                                                                         ----------------- -----------------
Assets
Investments, at fair value:
   Mutual funds                                                          $      3,978,035  $      5,778,910
   Friede Goldman Halter, Inc. common stock                                       197,677           254,225
   Money market fund                                                               20,512            10,418
   Loans to participants                                                          494,462           472,260
                                                                         ----------------- -----------------
                                                                                4,690,686         6,515,813

Receivables:
   Employer contributions                                                               -            83,856
   Employee contributions                                                               -           247,041
   Accrued income                                                                   3,450             3,195
                                                                         ----------------- -----------------
                                                                                    3,450           334,092
                                                                         ----------------- -----------------
Total assets                                                                    4,694,136         6,849,905

Liabilities
Excess contributions                                                                    -           162,942
                                                                         ----------------- -----------------
Net assets available for benefits                                        $      4,694,136  $      6,686,963
                                                                         ================= =================


See accompanying notes.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

          Statements of Changes in Net Assets Available for Benefits



                                                                                Year ended December 31
                                                                                2000              1999
                                                                          ----------------- -----------------
Additions
Investment income:
   Interest and dividend income                                           $        354,285  $        459,996
                                                                          ----------------- -----------------
                                                                                   354,285           459,996
Contributions:
   Employee                                                                              -         2,966,140
   Employer                                                                              -           910,224
   Rollovers                                                                             -           199,626
                                                                          ----------------- -----------------
                                                                                         -         4,075,990
                                                                          ----------------- -----------------
Total additions                                                                    354,285         4,535,986

Deductions
Benefit payments                                                                 1,317,100           876,194
Excess contributions                                                                 5,457           162,942
Administrative fees                                                                 22,500            33,862
                                                                          ----------------- -----------------
Total deductions                                                                 1,345,057         1,072,998

Net appreciation (depreciation) in fair value of mutual funds
                                                                                  (821,579)          256,356
Net depreciation in fair value of common stock                                    (180,476)         (169,216)
                                                                          ----------------- -----------------

Net increase (decrease)                                                         (1,992,827)        3,550,128
Net assets available for benefits:
   Beginning of year                                                             6,686,963         3,136,835
                                                                          ----------------- -----------------
   End of year                                                            $      4,694,136  $      6,686,963
                                                                          ================= =================



See accompanying notes.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                         Notes to Financial Statements

                               December 31, 2000


1. Description of the Plan

The following is a general description of the Friede Goldman International, Inc. 401(k) Retirement Plan (the Plan). This description is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

Effective November 3, 1999, Friede Goldman International, Inc. (Friede Goldman) completed a merger with Halter Marine Group, Inc. (Halter). The surviving company, Friede Goldman, changed its official name to Friede Goldman Halter, Inc. (the Company). In connection with the merger, the Company became the plan sponsor of the Plan.

The Plan is a defined contribution plan covering substantially all full-time employees of Friede Goldman who are age 18 or older and have completed 6 months of service. The entry dates of the Plan are the first day of each month of the year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2000, the Plan was frozen (i.e., employee and employer contributions ceased). Beginning January 1, 2000, all participants of the Plan were allowed to make contributions to the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (FGH Plan), and participants' years of service toward vesting were transferred to the FGH Plan. All future employer contributions will be made to the FGH Plan.

Contributions

Prior to January 1, 2000, participants could defer up to 15% of their pretax annual compensation and 10% of after-tax annual compensation, as defined in the Plan. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                      Friede Goldman International, Inc.
                            401 (k) Retirement Plan

                   Notes to Financial Statements (continued)



1. Description of the Plan (continued)

Prior to January 1, 2000, the Company's contribution to the Plan was equal to 50% of the participants' contributions up to 5% of their compensation. The Company could also elect to make a discretionary matching contribution. Each participant's share of the discretionary matching contribution would be equal to his proportionate share of the total eligible contributions made during the plan year by all participants. During 1999, no such contributions were made.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to any of 10 investment options which have been selected by the plan sponsor and which are held by the trustee. These investment options consist of nine mutual funds and the Company's common stock.

Vesting

Participants are immediately vested in their salary deferral contribution plus actual earnings thereon. Employer contributions and all earnings thereon vest to individual participants after attainment of credited years of service. A participant is 100% vested after three years of credited service.

Forfeitures

Forfeitures of terminated participants' nonvested accounts are used to reduce future employer contributions or to pay administrative expenses of the plan. At December 31, 2000 and 1999, forfeited nonvested accounts totaled $20,500 and $52,127, respectively.

Payment of Benefits

On termination of service, a participant may elect to receive a lump sum amount, installment payments or an annuity equal to the vested value of a participant's account. Participants may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.

                      Friede Goldman International, Inc.
                            401 (k) Retirement Plan

                   Notes to Financial Statements (continued)



1. Description of the Plan (continued)

Loans to Participants

The Plan allows participants to borrow against their vested balances. Loans must be approved by the plan sponsor and are limited to the lesser of $50,000 or an amount equal to one half of a participant's vested account balance in the Plan. Participant loans less than $1,000 are not permitted. Loan terms range from one to 5 years or up to 30 years for the purchase of a primary residence.

Priorities Upon Termination
The Company may amend, modify or terminate the Plan at any time. Upon termination, a participant's account balance becomes 100% vested. Each account shall continue to earn interest and participate in the appreciation or depreciation of investments until final distributions are made. The Company currently has no intentions of terminating the Plan.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                   Notes to Financial Statements (continued)




2. Significant Accounting Policies (continued)

Valuation of Investments

The Plan's investments are invested in mutual funds and common stock. Investments in mutual funds and common stock are valued at quoted market prices on the last business day of the year. The money market fund is based on quoted redemption values. Loans to participants are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan.

3. Investments

The following table presents individual investments that represent 5% or more of the Plan's net assets:

                                                                            December 31
                                                                      2000              1999
                                                                 --------------   ---------------
     Mutual funds:
        Fidelity Advisor Equity Growth Fund                      $   1,421,844    $   2,152,213
        Fidelity Advisor Growth Opportunities Fund                   1,253,807        2,068,019
        Fidelity Advisor Balanced Fund                                 376,924          552,805
        Fidelity Advisor Overseas Fund                                 220,305          373,310
        Fidelity Advisor Government Investment Fund                    463,097          362,155

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

                   Notes to Financial Statements (continued)




5. Subsequent Event

The Plan sponsor, Friede Goldman Halter, Inc., filed a petition for Chapter 11 Bankruptcy with the U.S. Bankruptcy Court on April 19, 2001. All plan assets are held with a trustee and are not subject to claims made by the creditors of the sponsor. As of June 28, 2001, investments in common stock of Friede Goldman Halter, Inc. had a quoted market price of $0.47 per share. At December 31, 2000, the quoted market price was $3.56 per share.

                      Friede Goldman International, Inc.
                            401(k) Retirement Plan

        Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                         EIN: 72-1362492       PN: 001

                               December 31, 2000

                                                           Description of Investment,
                                                            Including Maturity Date,
           Identity of Issue, Borrower,                   Rate of Interest, Collateral,           Current
              Lessor or Similar Party                         Par or Maturity Value                Value
-----------------------------------------------------------------------------------------------------------
Mutual funds:
   *Fidelity Advisor Equity Growth Fund                           23,868 shares                $  1,421,844
   *Fidelity Advisor Growth Opportunities
     Fund                                                         36,715 shares                   1,253,807
   *Fidelity Advisor Balanced Fund                                23,210 shares                     376,924
   *Fidelity Advisor Overseas Fund                                12,698 shares                     220,305
   *Fidelity Advisor Government Investment
     Fund                                                         47,890 shares                     463,097
   *Fidelity Advisor Value Strategies Fund                         3,845 shares                      92,907
   *Fidelity Advisor Emerging Markets
     Fund                                                          5,581 shares                      54,635
   *Fidelity Advisor Technoquant Growth
     Fund                                                          3,938 shares                      51,073
   *Fidelity Advisor High Yield Fund                               4,686 shares                      43,443
                                                                                               ------------
                                                                                                  3,978,035

Money market fund:
   *Fidelity Institutional U.S. Treasury
     Portfolio II                                                 20,512 shares                      20,512

Common stock:
   *Friede Goldman Halter, Inc. common
     stock                                                        52,818 shares                     197,677

*Loans to participants                            Maturity dates ranging through June
                                                     2005, at interest rates ranging
                                                     from 7.5% to 10.0%, payments are
                                                     made through payroll deductions,
                                                     loans are collateralized by
                                                     participant's vested account balance
                                                                                                    494,462
                                                                                               ------------
                                                                                               $  4,690,686
                                                                                               ============

*Party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                          THE FRIEDE GOLDMAN INTERNATIONAL, INC.
                                          401(K) RETIREMENT PLAN



                                          By:  FRIEDE GOLDMAN HALTER, INC.
                                          Plan Administrator



        June 28, 2001                     By:  /s/ Richard T. McCreary
                                          --------------------------------------
                                          Richard T. McCreary
                                          Group President, Halter Marine



        June 28, 2001                     By:  /s/ Leamon  C. Cooley Jr.
                                          --------------------------------------
                                          Leamon C. Cooley Jr.
                                          Director of Human Resources